Filed by Mitel Networks Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Polycom, Inc.

(Commission File No. 000-27978)

Forward Looking Statements

Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. and Canadian securities laws. These include statements using the words believe, target, outlook, may, will, should, could, estimate, continue, expect, intend, plan, predict, potential, project and anticipate, and similar statements which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Mitel and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Mitel or Polycom, or persons acting on either of their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the integration of Mitel and Polycom and the ability to recognize the anticipated benefits from the combination of Mitel and Polycom; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and Polycom products and services, the impact of competitive products and pricing and disruption to Mitel’s and Polycom’s respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and Polycom debt to fund the cash portion of the consideration in connection with the transaction. Additional risks are described under the heading “Risk Factors” in Mitel’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission (the “SEC”) and Canadian securities regulatory authorities on February 29, 2016, and in Polycom’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Mitel nor Polycom has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information For investors

In connection with the proposed transaction between Mitel and Polycom, Mitel will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that is expected to include a Joint Proxy Statement of Mitel and Polycom that also constitutes a Prospectus of Mitel (the “Joint Proxy Statement/Prospectus”). Mitel and Polycom plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF MITEL AND POLYCOM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT MITEL, POLYCOM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Mitel and Polycom through the website maintained by the SEC at www.sec.gov. Investors will also be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with Canadian securities regulatory authorities by Mitel, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Mitel’s website at investor.Mitel.com or by contacting Mitel’s Investor Relations Department at 469-574-8134. Copies of the documents filed with the SEC by Polycom will be available free of charge on Polycom’s website at http://investor.polycom.com/company/investor-relations/default.aspx or by contacting Polycom’s Investor Relations Department at 408-586-4271.

Participants in the Merger Solicitation

Mitel, Polycom and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Mitel and Polycom in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Mitel’s directors and executive officers is also included in Mitel’s proxy circular for its 2015 Annual Meeting of Shareholders, which was filed with the SEC and Canadian securities regulatory authorities on April 15, 2015, and information regarding Polycom’s directors and executive officers is also included in Polycom’s proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2015. These documents are available free of charge as described above.

Management Discussion Section

Operator

Good day, ladies and gentlemen, and welcome to the Mitel to Acquire Polycom Conference Call. At this time, all participant lines are in a listen-only mode to reduce background noise, but later, we will be conducting a question-and-answer session. Instructions will follow at that time. [Operator Instructions] As a reminder, today’s conference call is being recorded.

I would like to introduce your first speaker for today, Michael McCarthy, Vice President of Investor Relations. You have the floor, sir.

Michael W. McCarthy

Thank you, Andrew, and good morning, everybody. It’s my pleasure to welcome to Mitel’s discussion of our announcing of definitive agreement to acquire Polycom. Very early this morning, the company issued a press release relating to this transaction. A copy of the release and the related supplementary slides are available on our website at mitel.com.

On the call this morning to provide some brief prepared remarks are: Richard McBee, Mitel’s CEO; Peter Leav, Polycom’s CEO; and Mitel’s CFO, Steve Spooner.

Following these remarks, we’ll open up the lines for Q&A. Before turning the call over to Rich, I’d like to remind those of you joining us on the live call and those who maybe also using the webcast that some of the statements made during this call are forward-looking statements or forward-looking information within the meaning of applicable U.S. and Canadian securities laws. There is no guarantee that the expected events, expected results will actually occur. Such statements reflect the current views of management and are subject to a number of risks and uncertainties including but not limited to risks relating to the transaction. Please refer to Mitel’s press release and Mitel’s and Polycom’s filings with the SEC for more information about assumptions and risks relating to such forward-looking statements.

In addition, these communications are not intended to or do not constitute an offer to sell or the solicitation of any offer to buy any securities or the solicitation of any vote or approval in any jurisdiction. In connection with the transaction, Mitel will file with the SEC a registration statement on Form S-4 that is expected to include a joint proxy statement of Mitel and Polycom but also, constitutes a prospectus of Mitel. Investors and security holders of Mitel and Polycom are urged to read such documents carefully when they become available because they will contain important information about Mitel, Polycom, the transaction and other related matters.

With that, I’d now like to turn the call over to Mitel’s CEO, Rich McBee. Rich?

Richard D. McBee

Well. Thanks, Mike, and good morning, everyone. Peter, Steve and I, appreciate you joining us on such short notice. We are very excited to talk to you today about the transaction we just announced.

Earlier this morning, Mitel and Polycom entered into a definitive agreement, in which Mitel will acquire Polycom in a stock and cash transaction valued at $1.96 billion, which equates to a 22% premium on Polycom’s shares as of April 5. The deal is expected to be accretive to earnings in calendar year 2017.

I have talked frequently about the fact that we are in an unprecedented period of technology, industry and market convergence. I have also talked openly about Mitel’s intention and strategy to lead consolidation. This proposed acquisition of Polycom, which we anticipate completing in the third quarter, is a major step on our journey as we continue to transform the company and the industry.

We first approached Polycom in July or about 10 months ago, and have been engaged in negotiations for some time. The nature of our discussions from the onset was to explore the potential strategic and shareholder value that we felt combining these two outstanding companies together could create. This morning’s announcement is a confirmation of our original thesis, that bringing our two companies together creates a compelling opportunity to unlock substantial market and shareholder value.

On a pro forma basis for 2015, the combined company would have generated roughly $2.5 billion in revenues and $350 million in EBITDA. Including estimated synergies, pro forma EBITDA exceeded over $500 million. That is more than double the expectation for Mitel today as a stand-alone company in 2015. Once the transaction is completed, Mitel will also immediately deleverage our net debt ratio from our current level of 3.8 to 2.1 times. Geographically, the new Mitel becomes a much better balanced company and better positioned to manage the economic and currency volatility.

In the Asia-Pacific region, for example, Mitel stand-alone does approximately $50 million on an annual basis. This will jump to over $360 million with Polycom, based on the pro form of 2015. We also expect there will be some excellent opportunities to achieve sales synergies and to cross-sell into each company’s global installed base.

Once closed, Polycom investors will own about 60% of the company and will be offered two seats on our board of directors, so Terry Matthews will remain Chairman of the Board. Steve will get into further details around the financial structure in a moment, so I will simply summarize by saying that once a transaction has been completed, Mitel will once again have double the size of our company and will have significantly strengthen our financial position with technology, scale and operating leverage needed to strategically expand in an actively evolving market.

While the financial benefits to both companies are clearly compelling, the underlying strategic rationale is equally compelling. Once the transaction is closed, Mitel will be ideally positioned to lead the competitive landscape with an impressive list of leading global market positions including, number one in business cloud communications; number one in PBX extensions in Europe, number three in the Americas and number four globally; number one in conference phones; number one in Open SIP sets; number two in video conferencing; number two in installed audio and installed customer base more than 82% of the Fortune 500 companies. Deep product integration with Microsoft solutions, mobile deployments in 47 of the world’s top 50 economies and a combined portfolio of more than 2,100 patents and more than 500 patents pending. We are creating a highly competitive company with truly global scale, a strong capital structure and upon closing will count among its most strategic relationships one of the largest and broadest-reaching companies in our industry today.

In today’s release, I announced that I will continue on as Mitel’s CEO and Steve Spooner will continue on as the company’s CFO. I’m honored for the opportunity, but I’m also very excited by the number of very experienced Polycom executives that will be joining our leadership team once the integration planning is complete and the deal closes. I’m particularly excited that with an expanded global team of over 7,700 employees worldwide, we will be able to give customers both company’s access to some of the world’s best technology designed and delivered by some of the best talent in our industry.

With respect to next steps, shareholder meetings are going to be held by both companies as we seek approval for the deal. We will set the dates for this after we receive the necessary regulatory approval. Our integration team will be led by Steve. We will immediately begin our integration planning efforts so that we can hit the ground running at the time of closing.

With this deal, Mitel is executing against our long-standing strategic plan of consolidating the market by bringing the best brands and the broadest solutions portfolio together. We believe as a result of this transaction, our technology, scale and reach along with a strong balance sheet will be a competitive asset. The Mitel team will also be strong with the addition of a well-seasoned Polycom team who knows how to deploy these assets effectively for customers we serve every day.

With that, I would like to now turn the call over to Peter Leav, President and CEO of Polycom, to share his perspective on the transaction.

Peter A. Leav

Thank you, Rich. This is an important day for Polycom and we are excited to make this announcement with Mitel Networks. Two years ago, Polycom rolled out a strategic framework designed to optimize operational performance and deliver improved operating margins. We put the customer first by designing and delivering differentiated products and solutions with their collaboration goals and input in mind. And we built a culture of one winning team with integrity as a foundation across the globe. The team of Polycom has been dedicated to improving financial performance and driving profitability and leverage in our business model.

To-date, we have improved our operating margin performance by almost 30% since the fourth quarter of 2013. Polycom has a compelling global brand, outstanding balance sheet, and extensive partner and customer ecosystem, and a highly robust and innovative product portfolio. The combination announced today has strong strategic rationale as it will create a next-generation voice and video communications and collaborations solutions leader, well positioned across the globe to address communications via the cloud and next-generation mobile services.

Mitel brings product strength in enterprise audio telephony platforms, infrastructure, mobile software and services, and cloud-hosted communication services which is complementary to Polycom’s strength in voice, video and content sharing in collaboration solutions. At Polycom, we worked hard to establish a reputation for financial discipline, sound decision-making, and being good stewards of our capital. For our shareholders, this announcement provides both compelling upfront value, as well as the opportunity to participate in the future upside of the combined businesses.

With that, I will turn the call over to Steve Spooner for additional details about today’s announcement. Steve?

Steven Edward Spooner

Thank you, Peter. Good morning, everyone. Rich and Peter gave a great high-level overview of the compelling business reasons and the financial benefits of bringing Mitel and Polycom together. Let’s get to the details of our proposed deal and highlight several of the important time-line milestones, that we can open the line for the Q&A course of the call.

The Board of Directors from both companies have unanimously approved the transaction, which we are driving to close likely in the third quarter of this year, subject to the shareholder approval of both companies, certain regulatory reviews and other customer closing conditions.

This will be a stock in cash transaction valued at approximately $1.96 billion. Mitel will offer to acquire all of the Polycom shares or Polycom shareholders will be entitled to $3.12 in cash and 1.31 Mitel shares for each share of Polycom that they own.

This amounts to total consideration of $13.68 per share of Polycom common stock. The transaction represents a 22% premium to Polycom shareholders based on Mitel’s and Polycom’s unaffected share prices as of April 5, 2016.

Upon closing, Polycom shareholders will hold approximately 60% of the company. Our Board of Directors will be expanded by two seats, which will be offered to existing Board Members from Polycom. We will be funding the cash portion of this acquisition with the combination of cash on-hand, as well as by accessing the debt markets.

Mitel has secured committed financing for $1.05 billion in new debt financing to replace the approximately $880 million of existing debt that’s in place at Mitel and Polycom as of December 31, 2015. The total amount of equity issued will amount to approximately $1.5 billion. And in addition, we anticipate putting in place a new revolver of up to $100 million to provide additional liquidity on an as-needed basis.

Now, turning to some of the more important financial metrics, which will complement the very compelling strategic business rationale. Mitel and Polycom are both public companies with December fiscal year-ends. We are covered by a number of financial analysts who publish models and estimates for 2015. Both companies have already reported results for the fourth quarter ended December 31, 2015, and have filed their 10-K reports with the SEC. Both companies will report their first quarters for the 2016 fiscal year, for the period ended March 31, with Polycom reporting on April 20, and Mitel reporting on May 5.

An attractive feature is the new capital structure and scale of the combined business. This is a substantial decrease in the Mitel’s debt leverage. On a calendar year 2015 pro forma basis, Mitel’s current gross debt leverage of 4.4 times will be reduced to 3.0 times. And given the expected substantial cash reserves in the combined business, net leverage would improve from 3.8 times to 2.1 times. When one considers the attractive cost synergies, which I will comment on further, pro forma gross leverage would drop to 2 times and net leverage to 1.4 times.

In terms of revenues based on the most recently disclosed trailing 12 months, combined revenues were approximately $2.5 billion. The combined spending by the two companies is running at approximately $2 billion annually. We estimate that annualized cost synergies will be approximately $160 million and be fully realized by 2018. This is beyond the roughly $40 million in cost reduction actions initiated by

Polycom in the fourth quarter of 2015. These synergies will be driven by leveraging the scale of the combined operation including its G&A, supply chain and R&D programs, as well eliminating duplicate corporate overhead cost. The cash cost to fully recognize these synergies is expected a total $165 million.

On a pro forma basis for 2015, the combined company would’ve generated $350 million in EBITDA and over $500 million once the targeted synergies are achieved. Given the strong cash flow generation expected in the combined company, our top priorities for capital allocation will be further paying down debt, setting the stage for the company to consider share buybacks to further enhance shareholder returns. Depending upon the month of closing, cash on hand is expected to be in the range of approximately $300 million.

As Rich mentioned, we expect this combination to be accretive to calendar 2017 earnings. While we are still early in the process of closing the March quarter, we wanted to confirm our expectations that our Q1 results will be in line with our previous guidance which we provided on our February 25 call during which we discussed our December quarter results. Based on the preliminary information available now, we are expecting Mitel’s revenue to come in within the range of $270 million to $280 million and adjusted EBITDA is expected to be in the range of 7.5% to 9.5%.

To summarize, the combination of Mitel and Polycom is compelling from both a strategic business rationale, as well as from a financial perspective. With the combined R&D run rate exceeding $300 million, the new company will be well positioned to bring leading-edge communications and collaboration solutions to our customers, channels and partners. Our deal is expected to be accretive in calendar 2017 based on our ability to swiftly integrate and capture the benefit of our global scale, strong cash flow profile and the opportunity to realize meaningful synergies.

Combined with the significant deleveraging that is enabled with this combination, Mitel will emerge as an even stronger company, with attractive opportunities to deliver compelling returns to a much broader and deeper base to shareholders. We look forward to report a completion of the proposed deal on the very near future and getting on with the work of expanding Mitel’s leadership position as the industry’s truly seamless communications and collaboration solutions provider.

With that, we will open up the call to your questions. Andrew, if you could please review the process for asking questions and open up the lines, please.

Question & Answer Section

Operator

[Operator Instructions] Our first question for the day comes from the line of Sachin Shah from Albert Fried & Company. Your line is open.

Sachin Shah

Hi. Good morning. Congratulations. Happy Friday. So, the question that I want to ask is an unusual one is the fact that we have this treasury proposed rule. I just want to make sure because there’ve been some acquisitions in the past where you guys have issued stock that this doesn’t fall into that bucket that there isn’t any treasury rules or proposed rules that we’ve seen so far that’s going to impact to this transaction as it currently structured 40-60?

Steven Spooner

Sure. It’s Steve here. Yeah. This transaction is not an inversion. This is cross-border M&A, a real Canadian public company with its management headquarters based in Canada acquiring a U.S. corporation through shares and cash. It is – the transaction would be subject to the inversion rules, but this is not an inversion, this is just normal cross-border M&A.

Sachin Shah

Okay. So, but you have no, you have looked at those proposed rules. . .

Yes.

Sachin Shah

....and it doesn’t apply? That’s really what I’m trying to get at. It doesn’t apply to you guys as a structured – well, as it currently is structured. And you’ve looked at that as you have announced this deal today. I just want to. . .

Steven Spooner

Yes. We have reviewed all of the inversion rules and the recent changes and the [ph] consolidated repair (18:10) advisers. And as we’ve said, this is not an inversion, this is cross-border M&A and we will have parts of our operation where international operations are subject to U.S. taxation and we will have – some other international operations will be subject to local and/or Canadian taxation arbitration. So, it’s kind of a business as usual and this is not a tax-driven transaction.

Sachin Shah

Perfect. And just one follow-up question. On the regulatory approvals, can you just maybe go over what countries are required aside from the U.S. and potentially Canada? Thank you.

Steven Spooner

Yeah.

We don’t anticipate any significant regulatory issues. We’ve looked at some of the other countries where we thought there might be and don’t anticipate any at this time.

Sachin Shah

Great. Thank you, again. Congratulations.

Great. Thank you.

Thank you.

Operator

Thank you. Our next question comes from the line of Barry McCarver from Stephens, Incorporated. Your line is open.

Barry McCarver

Hey. Good morning, guys, and congratulations.

Good morning.

Barry McCarver

I guess, first off, could you talk about kind of what your thoughts are, a little more color around the long-term revenue synergies of coming together with Polycom?

Sure. As you know, we’ve been working on the two pillars of our growth of the cloud in the mobile business . We see that there are opportunities to leverage Polycom’s video capabilities in both of those growth initiatives for us. We’re very excited about that. They also have a very large footprint up in the large enterprise space. And so, we think that that can help the product portfolio.

In addition to – Polycom has just come out with a whole suite of new and innovative products in the marketplace. And they’ve got some products that are aimed at the low end, the huddle rooms, which is Mitel’s sweet spot. And we’ve e got a very large global network of dealers down in that space. We think that we can accelerate that. So, there’s a number of things that, we think, that can provide revenue synergies.

And then also, we have started our new incubator business, where we’ve taken leading engineers from each one of the businesses, the three pillars that we have today. And they’re creating new products and services. And we’re really excited to get the brand power of Polycom also to join that group, and create new products and services that the market hasn’t seen today.

Great. That’s very helpful. And then, Rich, you’ve talked about M&A and the need for consolidation in the industry. And, I think, you’ve always been very active at looking at deals. This is unique in that it is dilutive – I’m sorry. It does lower the leverage for Mitel. But just in terms of your appetite, this is a pretty good-sized deal. It’s going to take some time to integrate. Does this take you out of the market for a while at looking at other deals? Do you still expect to remain active this year?

Richard McBee

Well, there will always be a little technology tuck-ins and stuff. This is a really key deal for us. Because if you think about the company’s vision of seamless communications and collaboration, we have the communication piece of that taken care of very well with our mobile capability, and our premise-based capability and our cloud capability.

This really ties in the last piece of that, which is the collaboration piece with a world leader. So, we’re very excited about that. Obviously, we need to get this one done and be delivering results, so – deals take a long time. This one has been on our funnel, believe it or not, for three years. So, we’ll continue to work the funnel, but the reality is our 100% focus is going to be on integrating the companies and making the best out of these two really great assets.

That’s very helpful, Rich. And then just lastly if I can, with today’s announcement of press release, you did adjust guidance for 1Q. I think it looks like it’s still within range of your initial revenue and EBITDA guidance for the quarter, but it did lower it a little bit below consensus. Any particular segment or any reason for that change that we can think about?

Steven Spooner

[ph] Barry (22:40), it’s Steve. Yeah, we were pleased that the results came in in line with our guidance. Yes, it is a bit below consensus but very much in line with our internal operating plans. We’ll give more color in Q1 on our call on May 5. We really want to focus on the transaction today, but overall, we’re very pleased with how we’re executing the business.

Okay. Thanks a lot, guys.

Steven Spooner

Thanks, [ph] Barry (23:09).

Thank you.

Operator

Thank you. Our next question comes from the line of Dmitry Netis from William Blair. Your line is open.

Dmitry Netis

Yes, great. Thanks, gentlemen, and my congrats as well on signing this agreement.

Thank you.

Dmitry Netis

So, I just want to follow up actually to [ph] Barry’s (23:28) question and this is more kind of on the revenue growth projection side. I sort of get, Rich, the different areas where you think you can leverage both product portfolios for both companies. But as you think about the future growth of this revenue base lines as you come out of 2011 pro forma of about $2.5 billion, what are your thoughts on a kind of overall company growth? Maybe you’re not ready to communicate a target just yet but if you could just walk us through your thought process qualitatively?

On the telephony side of the market and how you’re thinking about the premise versus cloud mix, CAGRs and how that grows over the next five years potentially? And then as you incorporate video conferencing, what are you assuming? What’s your assumptions there on the growth side as well? And then whether there has been any revenue to synergies that you anticipate from this transaction as well, maybe in some areas of the business.

Well, a lot of that we’re going to come out with a new model for the combined company when we close the deal. We’re doing the integration process for the next couple of months as we work through the process. We’ve obviously – the bottom line is we’re not going to give forward numbers today, but we are very excited about the opportunities that we see. We will keep the Polycom brand. It’s a great brand. It’s very well-recognized around the world and it will operate as a division within our company.

What we’ll really be doing is bringing the leadership teams together, exploring the revenue synergy opportunities. We have to act as separate companies until we aren’t anymore, so we have to be very careful about that and make sure that the teams are doing the appropriate integration. We can plan but we can’t execute anything until we actually bring them together. And so, it’s like I described earlier, we think that there’s great opportunity in the cloud. We think that there’s great cross-selling opportunities for the businesses. We think that having a critical mass now in Asia-Pacific will be very good for our business. We think that to continue to build on our distribution partners, Polycom has a fantastic set of distribution partners. So, we think that there several opportunities, and we’ll come forward with a new model once we’re finished with the integration plan to close the deal.

Dmitry Netis

I appreciate it. Sorry to kind of maybe preempt that, but I get it. You won’t provide any targets. So, I just thought maybe you can qualitatively describe each markets on how they’ve grown. But that’s okay. Can you maybe address also the synergy question, and whether you anticipate any of the synergies when you join forces together?

Steven Spooner

Well, we’ve done a lot – it’s Steve here. We’ve done a lot of work on kind of go-to-market channel reaction, customer reaction, customer concentration, channel concentration. And we kind of went in with a view as whether [indiscernible] (26:51) we have revenue synergies. Our analysis suggests that we [ph] absolutely think (26:56) it’ll be quite minimal and we think that the upside opportunities frankly of bringing the Polycom products into the Mitel 60 million user base, the Mitel products will be able to bring a full end-to-end communications and collaboration solutions to the Polycom customer base and channels. We think certainly outweigh any risk would be at the top line.

Dmitry Netis

Okay. Thank you very much. Good luck with them.

Okay. Thank you.

[ph] Thank you (27:28).

Operator

Thank you. Our next question comes from the line of Tavis McCourt from Raymond James. Your line is open.

Tavis McCourt

Hey, guys. Thanks for taking my questions. I’ve got a couple of them. First, from a financial perspective, Polycom had a bit of its cash that was offshore. Is that still trapped, in essence, based on a legal structure or will that be freely useable for whatever purpose?

Another one is, in terms of the synergy targets, so one of the interesting things about this deal is it doesn’t look being a lot, really, if any, product overlap right? So, it wouldn’t seem obvious that there is a lot of research and development synergies. So, is this mostly in distribution or maybe talk through where the cost synergies come from?

And then, a follow-up to the last question. Specifically on Polycom and its relationship with Microsoft, I want to see if that was fleshed out with Microsoft? Do you see any reason to believe that the relationship there would be impacted by this deal? Thanks.

Steven Spooner

Thanks, Tavis. It’s Steve here. I’ll take the first two and then, I’ll hand it back to Rich on the third question. So, from a – from an offshore cash perspective, yes. There will continue to be cash built up in the, just given the very profitable cash-generating nature of Polycom’s operations offshore. That does not change in this transaction. Again, this is not a tax-driven transaction. So, we have factored that into our cash flow models and the like as we look at – as we’ve modeled the combined business going forward. So, that, really, is business as usual.

From a synergy perspective, you’re right. There is not significant overlap in that product portfolio. However, both companies build conference phones. Both companies build [ph] set-top (29:35) devices,

so that there is – and we – frankly, in our cost of goods sold, OEM video products from third parties. So, there will be some level of synergy there, but you’re right on balance. We expect the majority of the synergies to come from SG&A and supply chain. And Rich may be able to touch on that.

Richard D. McBee

Yeah. Well, obviously, we could talk with Microsoft directly as the deal is going on. But we think that Mitel has always been an open-platform company. We have connectors into our products for business today. We think that we have some unique technologies that the partnership of Polycom and Microsoft can actually be expanded. And so, as a side bar, we weren’t necessarily talking through Polycom, but we’re always working with big industry partners on what we can do together in a [ph] competition (30:36) kind of format.

Now, this deal has been announced publicly, now we can start to talk about some of the things that we can do with the combined technologies that we have to hopefully expand that partnership and have greater coverage and services for our customers. And Peter, if you would to have any comments on that, I think that might be a good time for you to also weigh in.

Peter Leav

Thanks, Rich. I think that’s a fair and on-track overview and representative of the mindset and the approach from both companies as we have been very partner-centric, both Mitel and Polycom, and very open in approach and I think what you outlined holds true. So, no additional color on that other than to say the relationship that’s certainly been substantive and we’ll continue to approach it that way with Skype for Business, Office 365. As many of you know, we have over 40 solutions today that work seamlessly in an integrated fashion in the Microsoft environment. So, as Rich said, I think there are maybe opportunities to expand that, considering the broadened portfolio that the two entities will bring together.

Tavis McCourt

Great and just a follow-up for Steve. So, based on the answer to your question, should we expect the tax rate on the Polycom profits post this deal to be similar to what the company has reported in the past, or is there any tax benefit?

Steven Spooner

No, I think the conservative approach will be to model the existing rates that Polycom has previously guided us.

Tavis McCourt

Okay. So, the synergy estimate that you are giving is all, it’s all operating synergies? That’s not tax synergies?

Steven Spooner

Correct. Oh, absolutely. Absolutely.

Tavis McCourt

Yeah. Thanks very much.

Steven Spooner

Thank you.

Operator

Thank you. Our next question comes from the line of Richard Tse from Cormark Securities. Your line is open.

Richard Tse

Yes. I was just curious with the, how easier will it be to integrate Polycom’s video products with Mitel’s existing set of products here?

Well, I think that our architecture has always been open. And so, not to oversimplify, but we are capable of plugging in a lot of solutions today. I think that as we integrate their solution deeper into our product set, we’ll be able to expand the capabilities other than have more than just a plug-in capability.

So, we look forward to getting the engineering teams together and I’m sure that they are going to innovate, that’s what they do. So, like I said today, we have other plug-in video solutions that we think will be relatively easy.

Richard Tse

And on the leverage ratio, can you maybe give me a background on how is the rationale for something with that leverage ratio like it seems that you’ve got the capacity and just taken one more debt here with the transaction, but are you trying sort of give yourself a room to do more acquisitions in the near term?

Yeah. I think, Richard, we have talked before about – we kind of like – and yes that leverage ratio kind of sub treat that kind of zip code that we like to operate in. This is a large transformative deal with significant integration and opportunity to drive significant synergies but given that the size and scale of the integration efforts, we thought it prudent to not lever off the balance sheet initially. And to your point with what we expect to be very significant cash flow generation, we think following up on Rich’s comments earlier, we’re going to focus on getting this deal first, but it will position the company to potentially look at other deals in the future.

Richard Tse

And just sort of following up on that question, so this transaction is signaling that you’re sort of moving back to the consolidation track and kind of away from the bigger technology-type deals as it is with Mavenir?

Yeah. Well, I think that Mavenir was a growth asset and a very specific piece of the puzzle that we needed and Mavenir gives us the ability to have the mobile enterprise. Everything from this point forward, we’ve got the big collaboration engine now, we’ve the mobile engine, we’ve got a sound global footprint in premise and cloud solutions. So, our puzzle or the four corners of what we were trying to achieve now is completed. So, there may be a technology in a vertical kind of thing, but the reality is, what we’ll be doing is first making sure that we deliver on what we commit with this acquisition. And then it will be consolidation play pretty much from this [ph] plan (35:37) forward.

Richard Tse

Okay. Great. Thank you very much.

Operator

Thank you. Our next question comes from the line of Paul Treiber from RBC Capital Markets. Your line is open.

Paul Treiber

Thanks very much, and good morning. I just wanted to look at the combined voice business which includes the desktop sets and the conference phones. The impression I have is that Polycom partners with other PBX vendors, can you just comment on the potential, how you manage potential channel conflicts around that?

Yeah. So, really Polycom is a leader in the Open SIP set market and will lead the Polycom brand in that market. So people will continue to put Polycom phones on their PBXs. And we did a lot of market research to understand that would that be acceptable, and the answer was yes. They’re not going to put Mitel on their phones, but they definitely will keep Polycom. It’s a well-known brand and a very good supply chain. So, as long as we maintain that easy path and continue to innovate, the Polycom products, voice products are – I mean, the innovation in there is off the page, so we’re very excited for that. Mitel has proprietary sets basically. We have a small SIP set – Open SIP set business but obviously Polycom will quickly be the dominant part of the family in there.

Some of the proprietary SIP sets we have is, well, we can use some unique features in our call control. And then, we’ll make decisions what we’re going to do long-term, but immediately out of the chute, we’ll be keeping the Polycom – Polycom brand is extremely well recognized for technology innovation and quality. And we will not deviate from that. We’ll hope to enhance that. And so, we will keep their brand. And then, we’ll make a decision on what we do with our proprietary assets. But there’s some really unique things in the proprietary side that we’ll keep and do, so we love both.

Paul Treiber

Okay. Thanks for clarifying that. I just wanted to move on to just on the capital structure side. With leverage declining less than 3 times, do you anticipate that the interest rate on the refinanced debt will be less than what Mitel is currently paying? And do you have an estimate on where it could go to?

So, I think, at the current time, I would say, we don’t anticipate it will be less than the current rate. However, we echo your comment that with the substantial deleveraging, the significant cash flow generation capabilities of the business, our track record of guiding synergies, the strength of the balance sheet, all the scale advantages of the business, we will certainly be getting out in front of the rating agencies with a view to pursuing improvements in the company’s current credit rating. And, ultimately if we’re successful with that, then there could some attractive upside in terms of our interest rates going forward.

Paul Treiber

Okay. Thank you. I’ll leave it at that.

Thanks, Paul.

Operator

Our next question comes from the line Jess Lubert from Wells Fargo Securities. Your line is open.

Jess Lubert

Hi, guys. Thanks for squeezing me in here. I also have a couple of questions. First off, are there any break-up fees we should be aware of? And maybe just from a Polycom perspective, are there any colors on the deal given the heavy stock component and potential to protect shareholders in the event Mitel numbers continue to come in towards the lower end of expectation as we’re seeing here in Q1?

So, there are break-fee structures in the event that Polycom were to walk, Mitel would be entitled to a payment of $60 million. And if Mitel were to walk from the transaction, Polycom would be entitled to $50 million. There are no colored structures per se. We’ve got a defined exchange ratio, so that both shareholder groups – stock prices move up and down day to day, but by blocking in the exchange ratio, both buyer and seller are – can have certainty to the shares that they are going to receive.

Jess Lubert

And then I wanted to follow up on a question that’s been asked a couple of times already on the call but I want to give another stab at it. But I guess just from a Mitel perspective, I was hoping to better understand how you are thinking about the Polycom phone business? And perhaps, beyond Microsoft, to what extend do you think some of the other hosted providers and Polycom partners would still be willing to work with the company now that you’re likely to become a direct competitor?

Well, I think that in some of the businesses today, we already use some of their products in various parts of the world. So, the market is, it’s an ecosystem. There’s components of everybody’s products used in solutions. So, we’ve spent a significant amount of time studying this and understanding it. We think that as long as we do some basic things that will not upset the applecart, the reality is we’ll continue to move on and continue to innovate.

The reality, Polycom phones and sets are – they have unique patents. They have unique capabilities. They are very differentiated. And customers ask for them, they ask for them by name. And we have instances where our customers may ask for another vendor’s application or piece of the solution, and we’ll put it in it because at the end of the day, we want to satisfy the customer. Polycom is a very high quality safe brand. When guys are putting their stuff on their desktops in their conference rooms, the reality is they know it’s going to work, they know it’s high quality, so those things count. And if you’re OEM-ing the products, for lack of a better term, the reality is as long as your name is still on the product, then you still get the same quality of things and you still get them through the consistent supply chain, et cetera, et cetera. I mean, the reality is if you don’t upset that applecart, they’ll continue to operate. If you come in and some people have done that when they acquire assets, they come and they change everything, change terms, change look and feel, change all that, that is a recipe for disaster.

We want to partner with the solution that Polycom is providing to these OEM. We want to enhance the capability with the broader set of technology portfolio. We don’t want to corner them out or anything like that. So, we have always been an open platform company and Polycom is that, too, and we expect to continue that and expand the technology for our customer base, not to withdraw it in anyway.

Jess Lubert

Very helpful. Thanks.

Operator

Thank you, our next question comes from the line of Todd Coupland from CIBC. Your line is open.

Todd Coupland

Hi. Good morning, everyone. I wanted to ask questions on synergies, and what assumptions were made to make the statement this deal accretive in 2017 from a synergy perspective?

Well, again, Todd, we’re not going to give specifics to our go-forward internal model at this point in time. We’ll come out to the street once we’re through a period between now and close. And we’ve advanced our integration work. But we’ve indicated that we’re targeting $160 million of synergies, a record. And we believe we can realize those by 2018.

We’ve talked about – we have, obviously. The Street has models out there for Mitel. And the Street has models out there for Polycom. So, our best guidance is take a look at those projections until such time as we come out with updated target models on the combined business.

Todd Coupland

Okay. And I just wanted to go to the combined tax rate of the company. So, is it going to end being roughly 20% plus or minus a point or two? Is that about the right number using [indiscernible] (44:19)?

That’s our best view today, yes.

Todd Coupland

That’s great. Thanks, gentlemen. Appreciate the color.

Thanks, Todd.

Operator

Our next question comes from the line of Jonathan Kees from Summit Research. Your line is open.

Jonathan Kees

Great. Thanks for taking my question. Good morning, guys. I wanted to ask you, I guess, this is more for Rich and for Steve. You’re already offering video capabilities currently. And, obviously, not all your customers are turning that on right now even if that feature is available. I’m just curious. For like every 10 customers you sell your solutions to, how many of them actually turn on the video capabilities?

Upward.

Steve Spooner

Well, what we see is that our video capability is sold as an option. So, if they’re buying it, they’re probably turning it on as we are today. The reality is, as you get in into the bigger enterprise, there’s always a box that says do you have a video capability? We have to check that box, and then we have to figure out which OEM solution we’re going to have, we’re going to provide that.

I think one of the things that Polycom brings is an extremely well-recognized footprint and an installed base of a huge number of video systems throughout the world. So, what we’re looking at doing is bringing in these capabilities to those customers and then also adding some of the differentiators like the mobile capability that we have. So, I would say that 1 in 10 of our customers use video. We have a video option so what we’ve seen is increasing number of customers checking that option and purchasing it.

Jonathan Kees

Okay. All right, and let me ask you this. In regards to – this is more for Rich and for Peter. I’m sure your customers have been reading the news about this potential tie-up, this potential merger. Just curious what kind of unsolicited feedback have you been getting from your customers regarding this tie-up? And have you noticed any [ph] pausing (46:28) in terms of the purchases?

Richard D. McBee

No, we haven’t. What we’ve noticed is that in several CRM, [indiscernible] (46:38) and some of those things where some channel partners have been asked about it, they’ve been highly favorable about it.

Jonathan Kees

And Peter?

Peter A. Leav

I think it’s the same story on this side and clearly the market, overall, has reacted well through what’s come out. Not sure I can explain how some of those things have come up, but nonetheless, yeah, I’d echo Rich’s comments.

Jonathan Kees

Okay, great. Great. I guess then one last question. I realize what you can do right now is just plan. You can’t execute until this becomes official, until it’s approved and everything like that. I guess, you had to switch in routing vendor early this week preannounced negatively. And this specifically said enterprise spending is down. I’m curious as there have been a change in terms of your base assumptions for your model since like December, I mean, this has been in your final for some time. Has there been any change in terms of how the assumptions that you’ve been making in the last several months?

Steven Spooner

Yeah. It’s Steve here. I think, again, we’ll comment on our first quarter on our formal quarterly call, but we actually have been quite pleased with how the business is performing. There are pockets that, I think, if we look at Central America, Latin America has been a little weaker and [ph] put that a lot beyond (48:13) to economic challenges in that region more than anything else. Our European performance continues to be quite strong. There’s been – you’ll see the odd time that we’ll be able, a deal that slips for one quarter to the next, but overall the feedback that we’re getting from our sales organization is confidence in the business.

And I think the other thing that we feel really good about, I mean, it remains a challenging market. But if you’re a channel partner and you’re looking who you’re going to represent in the market, you’ve seen a number of voice players kind of get out of the business, for lack of better words. You’ve got other players that are struggling financially. You look at Mitel now. We have the breadth of portfolio between premise, cloud, mobile, and SIM video. We are very much viewed as A, an innovative company; B, strong financially; and see a safe pair of hands to be the vendor of choice going forward. So, we feel well-positioned in the market.

Jonathan Kees

Great. And I’m sorry. I wasn’t clear. I was saying that the assumptions for this merger in terms of the potential revenue synergies and stuff like that, but I think, Steve, you still answered the question in a way that, yeah, that was appropriate. So, thanks a lot. And good luck, guys.

Thanks very much.

Okay.

Operator

Thank you. [Operator Instructions] And we have one question. It’s from the line of [indiscernible] (50:09) from [ph] F&Y Capital (50:09). Your line is open.

Hi. Good morning. So, a couple of questions for you. The first question is regarding the earlier question on the treasury notice. I understand that there’s inversion but then you have a 60/40 ownership split, but if you look through some of your past acquisitions, in the last three years, including Mavenir, from a treasury notice point of view, you will own less than 40% of pro forma company.

So, how do we think about how this will impact – how your company will be impacted by the treasury notice that was put out earlier? And if so, if there’s any [indiscernible] (50:50) or kind of breaks the mechanism for you to walk away from the transaction?

Yeah. So, yeah, we have done extensive analysis including the recent analysis of some of the treasury notices that have been out of late both with outside tax and legal counsel. As I reiterated several times in the call, this is not a tax-driven transaction. We would fully expect that Polycom’s foreign operations that today are subject to repatriation taxes and bringing profits back to the U.S. will continue. Mitel has foreign operations that are ultimately report up to a Canadian parent and they will continue to be taxed as ultimately to converting those earnings back to the Canadian company. We do not see this transaction really changing the landscape there. And I’m not going to get specific about percentages, but

I would suggest to you that our analysis may differ from what you’re suggesting. So, again, this is not a tax-driven transaction and the recent rules – inversion rules apply to this kind of cross-border M&A.

But we are not, for example, taking a U.S. company with material operations in the U.S. and diverting headquarters to a low tax jurisdiction, that’s what inversion rules are all about that Mitel has been in business for 47 years, has a Canadian headquarter global business. We have done global M&A many, many, many times. And again, I’ll reiterate this is not tax-driven transaction. And we anticipate that the blended tax rates for our business going forward both should model roughly a 20% rate. If we see that rate changing, because rules changes or our operations change, we’ll obviously update The Street and guide them accordingly.

Okay. Thank you. Just one additional question, different topic, on accretion in 2017, is it I guess roughly a low-single-digit percentage accretion, is that about right in ballpark?

Yeah. Again, we’re not going to comment further beyond our view that as we’ve modeled the combined business and the opportunities for synergies and the timing of realization that the deal will be accretive in 2017. And we’ll get more precise on that once the deal is closed, and we bring formal guidance to the street at that time.

Okay. Thank you. Congrats on the deal.

Great. Thank you.

Operator

Thank you. Our next question comes from the line of Sachin Shah from Albert Fried & Company. Your line is open.

Sachin Shah

Hey, guys. Good morning again. So, just a follow-up. Are you expecting this deal to close maybe in the first half or second half of the third quarter? Is there any kind of guidance right now? I know it’s day one, so. . .

Yeah. I would say safe target would be kind of – our best thinking would be – well, not best, but kind of likely in the August. There’s a potential we can get it done in July. It really is a function of the time period that it takes to get through the various review processes. So, I’m. . .

Sachin Shah

Okay. [indiscernible] (54:09) July, but it could be pushed a little bit longer?

Yeah.

Sachin Shah

Okay. Fair enough. Congratulations, and thank you.

Thank you.

Operator

Thank you.

Unverified Participant

Okay. With that, I think what we’ll do is we’ll sign off today. I’d like to thank you again for joining us. If you have any further questions, please feel free to call Mike, our Head of Investor Relations. We look forward to speaking with you again on May 5 when Mitel will report its Q1 for 2016 quarterly results. Thanks again.

Operator

Ladies and gentlemen, thank you again for your participation in today’s conference call. This now concludes the program. You may now disconnect your telephone line at this time. Everyone, have a great day.